

December 8, 2011

Via E-mail
Ronald A. Ballschmiede
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
2103 Research Forest Drive
The Woodlands, Texas 77380

> **Re: Chicago Bridge & Iron Company N.A.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 1-12815**

Dear Mr. Ballschmiede:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 19

1. In future filings, please expand your discussion and analysis of new awards and backlog to explain to investors the expected timing of when the new awards and backlog will impact your operating results. Please also disclose the percentage of new awards and backlog that is from fixed price contracts versus cost reimbursable contracts for each period presented. Providing this disclosure will provide investors with a better understanding as to how new awards and backlog may impact future operating results. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Item 501.02 of the Financial Reporting Codification for guidance.

2. In future filings, please quantify the impact each of the factors you disclose as the underlying reasons for the changes in the line items comprising income from continuing operations. For example, we note that you attribute the change in CB&I Steel Plate Structure's revenue to four items – (1) wind down of two large tank projects in Australia, (2) reduced oil sands

related work in Canada, (3) greater volume of petroleum storage tank work in Central America, and (4) the large third quarter 2009 storage tank awards in the Middle East and Australia. However, you did not quantify the impact these items had on revenue. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

3. In future filings, please ensure your discussion and analysis of the factors impacting the line items comprising income from continuing operations provide investors with a full understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward. For example, for both your CB&I Steel Plate Structures segment and CB&I Lummus segment, you attribute the change in income from operations margin to a change in the project mix, in addition to other items. However, you do not provide investors with an explanation about what you mean by project mix. Further, we note that you typically provide an overview of the status of material/major projects in your conference calls with analysts. However, a similar discussion and analysis is not provided within MD&A. It would appear that this type of discussion and analysis would be useful for investors to understand the revenues and margins generated and expectations for the future. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

4. We note that you had restructuring activities during fiscal year 2009, which were approximately 5% of income from operations. However, you did not provide the disclosures required by ASC 420-10-50 in the footnotes to your consolidated financial statements, and you did not provide additional insight into these activities within MD&A, such as quantifying the impact the restructuring activities had on your income from operations (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management's expectations when the restructuring activities were initiated. Please refer to SAB Topic 5:P.4 for guidance. We further note additional restructuring activities were conducted during fiscal year 2011 without the footnote disclosure or a discussion and analysis of the anticipated impact to your operating results and cash flows. Please either provide the footnote disclosure and discussion and analysis in MD&A in future filings, or provide us with a detailed understanding as to how you determined such disclosures would not provide investors with useful information about your operating results and cash flows.

Liquidity and Capital Resources, page 25

5. We note that you have negative working capital as of December 31, 2009, December 31, 2010, and each quarter end for fiscal year 2011. In future filings, please disclose whether you utilized the credit facility to compensate for any cash flow shortfalls during any of these periods.

6. We note that 53.5% of your defined benefit pension plan assets are invested in international bonds. To the extent that a material portion of this investment is from a European government, please provide disclosure regarding the liquidity risk associated with these

investments, including how you would address any material shortfall in the event there is a material decline in value of these investments.

Critical Accounting Estimates, page 28
Revenue Recognition, page 28

7. We note that your disclosures for the critical accounting estimates related to revenue recognition are similar to your accounting policy disclosure within Note 2 to your consolidated financial statements. In future filings, please revise your disclosures to provide investors with an understanding of the critical estimates being made related to the recognition of revenue. Please ensure this disclosure includes a discussion of the assumptions made and the factors specific to your company that could material impact those assumptions. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

8. We note your disclosure that you have not recognized a valuation allowance against approximately $57.8 million of net U.K. deferred tax assets associated with net operating losses. In future filings, please provide investors with a more comprehensive understanding of the historical pre-tax income/(loss) generated by the U.K. subsidiary, the amount of pre-tax income that needs to be generated to realize the net operating losses, and why you believe it is more likely than not that you will be able to generate the necessary pre-tax income. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

9. In future filings, please disclose the level at which you have identified your reporting units and the number of reporting units with allocated goodwill. Please also revise your disclosures to clarify, if correct, that all of your reporting units have estimated fair values that are substantially in excess of the carrying values. For those reporting units in which the estimated fair value is not substantially in excess of the carrying value, please provide the following disclosures for each of those reporting units:
    *   The percentage by which fair value exceeds the carrying value as of the most-recent step-one test.
    *   The amount of goodwill.
    *   A description of the assumptions that drive the estimated fair value.
    *   A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
    *   A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

2. Significant Accounting Policies, page 40
Revenue Recognition, page 40

10. In future filings, please expand your revenue recognition policy to address each of the
    following:
    - A description of the different types of contracts you use, including the typical terms of
      these contracts and how the type of contract may impact revenue recognition.
    - A description of the facts and circumstances in which you would combine two or more
      contracts or you would segment a contract into two or more contracts for revenue
      recognition purposes. Please ensure you explain how the decision to combine contracts
      or segment a contract may impact revenue recognition. To the extent that combining
      contracts or segmenting a contract is materially impacting your operating results for any
      period presented, please provide investors with quantified disclosures of the impact.
    - A description of your policy for recognizing profit incentives. If material, please disclose
      the amount recognized during each period presented and also the amount accumulated on
      the consolidated balance sheet.
    Please refer to ASC 605-35 for guidance.

Foreign Currency, page 42

11. In future filings, please disclose the amount of foreign currency exchange gains (losses)
    within cost of revenue for each period presented. If you have determined that the amounts
    are immaterial for each period presented, please disclose this fact.

4. Goodwill and Other Intangibles, page 44

12. We note that you have estimated your technology intangible asset to have an estimate life of
    15 years. We further note that you have estimated your tradenames intangible asset to have
    an estimated life of 12 years. As technology is typically considered to have a relatively short
    useful life, please include disclosure here or within your critical accounting estimates section
    of MD&A to provide investors with a comprehensive understanding as to how you estimated
    the useful life of your technology intangible asset to be 15 years. Please provide us with the
    disclosure that you would have included in your 2010 Form 10-K in response to this
    comment.

14. Segment and Related Information, page 64

13. In future filings, please disclose depreciation expense for each reportable segment for each
    period presented. Please refer to ASC 280-10-50-50-22 for guidance.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Tracey Smith
   for
Terence O'Brien
Accounting Branch Chief